Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Informatica Inc. for the registration of class A common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts and units and to the incorporation by reference therein of our reports dated February 22, 2024, with respect to the consolidated financial statements of Informatica Inc., and the effectiveness of internal control over financial reporting of Informatica Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
November 7, 2024